UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

Aesthetic Medical International Holdings Group Limited

(Name of Issuer)

Ordinary shares, par value US$ 0.001 per share

(Title of Class of Securities)

00809M104**

(CUSIP Number)

Ding Wenting

1122 Nanshan Boulevard,

Nanshan District, Shenzhen,

Guangdong Province, China 518052

Telephone: +86-755-2559-8065

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of DING Wenting with respect to the ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of Aesthetic Medical International Holdings Group Limited, a Cayman Islands company (the “Issuer”).

** No CUSIP number has been assigned to Ordinary Shares of the Issuer. CUSIP number 00809M104 was assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “AIH” Each ADS represents three Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS DING Wenting
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,490,692[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,490,692[1]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,490,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%[2]
14		TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 15,490,692 Ordinary Shares held by Jubilee Set Investments Limited, as further disclosed in Item 4.

2 The percentage of the class of securities beneficially owned by each reporting person is calculated based on the sum of (i) 70,703,671 Ordinary Shares of the Issuer issued and outstanding as of December 31, 2021, as reported by the Issuer in its current report on Form 20-F filed on May 16, 2022 and (ii) 21,413,276 Ordinary Shares issued upon the closing of the transactions contemplated under the share issuance agreement entered on May 30, 2022 by and among the Company, Dr. Zhou Pengwu, Ms. Ding Wenting, Hawyu (HK) Limited, Hainan Runming Biotechnology Co., Ltd., Lafang China Co., Ltd. and Shenzhen Pengai Hospital investment Management Co., Ltd. (the “Hawyu Agreement”).

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Jubilee Set Investment Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,490,692[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,490,692[3]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,490,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%[4]
14		TYPE OF REPORTING PERSON (See Instructions) CO

3 Represents 15,490,692 Ordinary Shares held by Jubilee Set Investments Limited, as further disclosed in Item 4.

4 The percentage of the class of securities beneficially owned by each reporting person is calculated based on the sum of (i) 70,703,671 Ordinary Shares of the Issuer issued and outstanding as of December 31, 2021, as reported by the Issuer in its current report on Form 20-F filed on May 16, 2022 and (ii) 21,413,276 Ordinary Shares issued upon the closing of the transactions contemplated under the Hawyu Agreement.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the ordinary shares, par value US$0.001 per share, of the Issuer, a Cayman Island company with its principal executive offices located at 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China 518052.

ADSs of the Issuer are listed on the Nasdaq Stock Market under the symbol “AIH”.

Item 2.	Identity and Background.

(a)            DING Wenting, and Jubilee Set Investments Limited (“Jubilee”) are collectively referred to herein as “Reporting Persons”, and each, a “Reporting Person”. This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit A.

Dr. Zhou Pengwu and Ms. Ding Wenting are spouses. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and the rules promulgated thereunder, Dr. Zhou Pengwu and Ms. Ding Wenting may be deemed to be a group, and each member of such group may be deemed to beneficially own all of the Ordinary Shares beneficially owned by the other member constituting such group. However, each of Dr. Zhou Pengwu and Ms. Ding Wenting expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by the other.

References are made to the Form 6-K filed by the Issuer on July 20, 2022. On July 20, 2022, the Issuer, Dr. Zhou Pengwu and Ms. Ding Wenting (the “Founders”), Seefar Global Holdings Limited (“Seefar”), Pengai Hospital Management Corporation (“Pengai”), Jubilee Set Investments Limited (“Jubilee”), and Australia Wanda International Company Limited (“Wanda”) entered into a share purchase agreement, pursuant to which Seefar, Jubilee and Pengai agreed to sell and Wanda as the buyer agreed to purchase an aggregate of 21,321,962 Ordinary Shares of the Issuer. On July 20, 2022, the Issuer, the Founders, Seefar, Jubilee, Peak Asia Investment Holdings V Limited (“ADV”), Hawyu (HK) Limited, Wanda, and Hainan Oriental Jiechuang Investment Partnership (Limited Partership) (“Jiechuang”) entered into a shareholders’ agreement, which governs, among other things, the appointment of the Issuer’s board of directors and senior management, the notice, quorum and Directors’ voting arrangement of board meetings, certain lock-up commitments of the Founders and their affiliates and pre-emptive rights mechanisms for the Issuer’s Ordinary Shares. On July 20, 2022, the Founders, Seefar, Pengai, Shengli Family Limited (“Shengli”), Jubilee, Jiechuang, and Wanda entered into a voting support agreement, pursuant to which the Founders, Seefar, Pengai, Shengli and Jubilee agree to vote for a proposed transaction at any meeting of the shareholders of the Issuer. On July 20, 2022, Jiechuang, Wanda, ADV, Seefar and Jubilee entered into a co-sale agreement, pursuant to which ADV, Seefar and Jubilee hold the right to co-sale with Jiechuang and Wanda should any of Jiechuang or Wanda proposes to transfer any shares in the Issuer.

Based on the transactions described above and in the Form 6-K filed by the Issuer on July 20, 2022, the Reporting Persons, Dr. Zhou Pengwu, Seefar, Pengai, Shengli, Wanda, Jiechuang and ADV may be deemed to constitute a “group” for purposes of Section 13(d) of the Act and the rules promulgated thereunder. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. However, each of the Reporting Persons expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by Dr. Zhou Pengwu, Seefar, Pengai, Shengli, Wanda, Jiechuang or ADV.

(b)            The residence or business address of each Reporting Person is as follows:

Ding Wenting: 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China 518052.

Jubilee: 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China 518052.

(c)             Jubilee is principally engaged in the business of investment in securities. Ms. Ding Wenting is both a shareholder and a director of the Company.

(d)            During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)             During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             The citizenship of each Reporting Person is as follows:

Ms. Ding Wenting: People’s Republic of China

Jubilee: British Virgin Islands

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer was incorporated by Dr. Zhou Pengwu and Ms. Ding Wenting on May 27, 2011 and Jubilee was incorporated by Ms. Ding Wenting solely in British Virgin Islands on April 16, 2014. Ms. Ding Wenting transferred 18,703,300 shares of the Issuer to Jubilee on May 20, 2014 with a consideration of US$1.00 per share.

On December 8, 2016, Pengai, Seefar and Jubilee, issued exchangeable notes at principal amounts of approximately US$1.3 million, US$6.4 million and US$6.2 million, respectively, or an aggregate of approximately US$13.9 million, to ADV. As a result of the automatic conversion of the exchangeable notes to the Issuer’s series B preferred shares and the re-designation as ordinary shares immediately prior to the completion of the Issuer’s initial public offering, the number of ordinary shares beneficially owned by Jubilee decreased to 15,490,692 on September 30, 2019.

Ms. Ding Wenting used her personal funds and others to complete the transactions for the subscription of the shares of the Company. Jubilee used its own working capital to complete the transactions for the subscription of the shares of the Company.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated by reference in this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer, members of management or other security-holders of the Issuer, lenders to the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)–(b)     The information set forth in the cover pages hereto is hereby incorporated in its entirety herein. Ding Wenting may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Ordinary Shares which Jubilee directly beneficially owns. Each of Jubilee and Ding Wenting disclaims beneficial ownership of such Ordinary Shares for all other purposes. The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

(c)             Except as set forth in this Schedule 13D, neither of the Reporting Persons has effected any transaction in the past 60 days in the Ordinary Shares or any securities convertible into Ordinary Shares.

(d)            To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)             Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Statement is incorporated by reference in this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description
A.	Joint Filing Agreement between Ding Wenting and Jubilee Set Investments Limited
B.*	English Translation of Share Purchase Agreement among the Issuer, Dr. Zhou Pengwu, Ms. Ding Wenting, Australia Wanda International Company Limited, Seefar Global Holdings Limited, Jubilee Set Investments Limited, and Pengai Hospital Management Corporation dated July 20, 2022
C.*	English Translation of Shareholders’ Agreement among the Issuer, Dr. Zhou Pengwu, Ms. Ding Wenting, Peak Asia Investment Holdings V Limited, Hawyu (HK) Limited, Australia Wanda International Company Limited, and Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) dated July 20, 2022
D.	Voting Support Agreement among Dr. Zhou Pengwu, Ms. Ding Wenting, Seefar Global Holdings Limited, Pengai Hospital Management Corporation, Shengli Family Limited, Jubilee Set Investments Limited, Hainan Oriental Jiechuang Investment Partnership (Limited Partnership), and Australia Wanda International Company Limited, dated July 20, 2022
E.	Co-Sale Agreement among Hainan Oriental Jiechuang Investment Partnership (Limited Partnership), Australia Wanda International Company Limited, Peak Asia Investment Holdings V Limited, Seefar Global Holdings Limited, and Jubilee Set Investments Limited, dated July 20, 2022

*incorporated by reference to the Form 6-K filed by the Issuer on July 20, 2022 with the file number of 001-39088.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2022

Ding Wenting	By:	/s/ Ding Wenting
Name: Ding Wenting

Jubilee Set Investments Limited	By:	/s/ Ding Wenting
Name: Ding Wenting Title: Director